

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2013

Via E-Mail
Mr. Mark T. Sadler
Chief Financial Officer
Tahoe Resources Inc.
5190 Neil Road Suite 460
Reno, NV 89502

> **Re:** **Tahoe Resources Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 11, 2013**
> **Response letter dated September 26, 2013**
> **File No. 001-35531**

Dear Mr. Sadler:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2012

General

1. We note your response to comment one of our letter dated August 28, 2013, indicating your rationale to deduct by-product sales from your production cost of sales for purposes of certain non-GAAP measures such as "total cash cost" and "all-in sustaining cost." Please note that by-product revenue can continue to be disclosed if you believe the information is useful, as long as you also present the following supplemental disclosures in any future presentation or filing, as appropriate:

   • Also disclose cash costs without adjusting for by-product revenue;

- Clearly label the line item captions to indicate what they represent, e.g., cash costs net of by-product revenue, cash costs before by-product revenue;

- Explain why presenting a cost measure net of revenue is useful to management and to investors;

- Disclose the reasons why certain metals are considered by-products if the amount of by-product credits is material;

- If there are multiple by-products, provide a reconciliation of the dollar amount of by-product credit attributable to each metal. The sum of the individual by-product credit amounts should agree with the total amount deducted from cash costs. Also disclose the amount of by-product credits per ounce on an aggregate and individual by-product basis if per ounce amounts are presented in the cash costs reconciliation;

- Explain what the measure is intended to depict and that it does not portray GAAP.

Please supplementally provide us with your revised draft disclosure in your response.

Exhibit 99.1 Annual Information Form for the Year Ended December 31, 2012

General Development of our Business, page 9

Development of our Business, page 9

2.	We note your response to comment three of our letter dated August 28, 2013, indicating that you propose to disclose in future filings that you were in the exploration and evaluation stage with respect to the underground assets until April 2013 and you have been in the development stage of your operations with respect to the surface assets since 2011. Please tell us how you can separate the Escobal Project surface and underground assets as it appears that they are linked. Also further explain to us the basis for your assertion that the surface assets have been in the development stage since 2011 since you have not established proven and probable reserves.

Exhibit 99.2

Audited Financial Statements for the Fiscal Year Ended December 31, 2012 and 2011

Notes to Financial Statements

2. Significant Accounting Policies, page 5

i) Mineral Property, Land, Plant and Equipment, page 7

3.   We note your response to comment five of our letter dated August 28, 2013, indicating that the Escobal CIP assets are accounted for under IAS 16 primarily based on the fact that "… it is probable that future economic benefits associated with the assets will flow to the entity…" and that the Escobal Project is "…considered technically feasible and commercially viable…" We further note that to-date you have only established resources. Further explain to us how you can assert that the Escobal mine is technically feasible and commercially viable without establishing proven and probable reserves through a bankable feasibility study.

Exhibit 99.3 Management Discussion and Analysis for Year Ended December 31, 2012

Operations, page 4

Project Status and Timeline, page 8

4.   We note your response to comment six of our letter dated August 28, 2013, indicating that you may be able to achieve commercial production in advance of the feasibility study being completed. We understand that a bankable feasibility study (BFS) establishes technical feasibility and commercial viability of extract in the mineral resources while a pre-feasibility study (PFA) is a scooping study that indicates that commercial viability is possible. Tell us the nature of the feasibility study you plan to obtain and whether this study relates to a BFS or a final PEA.

        You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/Craig Arakawa (for)

                                                Tia L. Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Mining